Exhibit 12

CBS CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Tabular dollars in millions, except ratios)

	Year Ended December 31,
	2016		2015		2014		2013		2012
Earnings from continuing operations before income taxes and equity in loss of investee companies	$2,230		$2,264		$1,858		$2,303		$1,994
Add:
Distributions from investee companies	3		3		9		8		11
Interest expense, net of capitalized interest	411		392		363		375		401
1/3 of rental expense	56		58		57		55		55
Total earnings from continuing operations	$2,700		$2,717		$2,287		$2,741		$2,461

Fixed charges:
Interest expense, net of capitalized interest	$411		$392		$363		$375		$401
1/3 of rental expense	56		58		57		55		55
Total fixed charges	$467		$450		$420		$430		$456
Ratio of earnings to fixed charges	5.8	x	6.0	x	5.4	x	6.4	x	5.4	x